Filed by Taboola.com Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ION Acquisition Corp 1 Ltd.

Commission File No. 001-39581

Date: January 26, 2021

Cheddar Interview — January 26, 2021

Participants:

•	Brad Smith, Cheddar
•	Adam Singolda, Taboola

Brad Smith: With much of today’s activity driven by the Internet and smartphones more and more companies are relying on artificial intelligence to drive monetization and user engagement, lotta big jargon there. So, one of these platforms Taboola let’s break this down they’ve announced plans to go public, via the SPAC route and you know this, we’ve seen plenty of them and expects to be trading on Wall Street during the second quarter of this year so helping us go further into Taboola and why this was the right time is Adam Singolda who is the founder and CEO at Taboola. Adam, first and foremost congratulations to you and the company on this milestone occasion. Thanks so much for joining us here on the day. We gotta know why did your company prefer to go the SPAC route rather than a traditional IPO or even a direct listing?

Adam Singolda: I mean I think in general, let me just take a step back and say I’m super excited about the opportunity to build a company that can truly be devoted to just the open web, you know, and help counter the weight of the giants uh in a very important a space for all of us, you know journalism, a free, diverse open web and as part of that, you know, we decided to go public, we think we have a strong financial we announced generated in 2020 over $1B billion dollars in gross revenue uh $375M in EXTAC over one $100M of adjusted EBITDA, uh so with those financials the opportunity to have currency and access to cash, we wanted to go public for a long time and that was a good time for us to do so.

Specifically to your question about why do it via a SPAC you know to me, the opportunity to find a partner ION, Gilad who is the CEO of ION and will be joining our Board of Directors was a huge opportunity you know that I have an intimate setting when you can talk to a partner speak about your vision speak about the future, how do you intend to grow the company that’s why a SPAC was a great product for us.

Brad Smith: As you were running through some of the numbers, naturally, I think to myself and ask what does some of the sustainable profitability prospects look like over at Taboola and is that something that you’re already seeing growth in even, you know, just looking before some of the other matters that we have to take into account considering a company that operates in the Internet space is largely expected by the street to be profitable when they do enter into the equation here and start publicly trading.

Adam Singolda: I mean look, we are demonstrating very strong financials, we um, you know, our presentation to investors spoke about not only growing but, you know, having profitable growth which we think is very important and actually special in today’s dynamics so we not only expecting to grow but you know also uh continue to be a profitable company um and I think especially again right now what you’re seeing is it’s a $64 billion market advertising market but it’s highly fragmented. Right?

So we are still seeing advertising formats that were invented 20 years ago, I mean Brad, I’m not sure when is the last time you clicked on a banner but um you know that’s still most of how advertising is being spent online so I think if you look at Instagram and social feeds and even Tik Tok you can see the transition from you know, traditional advertising format to beautiful recommendation feeds and I think because Taboola is a recommendation company that gives us that opportunity to sort of be that way the open web is monetizing in a quality way I think also you know we’ve seen some of the biggest names in Wall Street back backing us up which I’m very very humbled by you know companies like, firms like Fidelity, Blackrock, HedoSophia, Barons, Federated so these are these are great names I’m very excited to um to be where we are.

Brad Smith: I think you mentioned something really key in the way that we think [Brad Smith lost audio for ~3 seconds] Internet on any of the applications or platforms that we do use right now where it’s almost a faux pas if you even accidentally click on a banner ad and you said and I said to myself at least oh my gosh no I didn’t mean to do that but instead if we’re looking at some of the content as well and the partners that you work with you know what do they ask for when they come to Taboola different from the banner ads that they may still be running on some other site.

Adam Singolda: It’s exactly, actually goes back to our identity. So I started Taboola to help publishers drive audience and engagement first. Right, so if you go to USA today or The Independent or Sankei in Japan, you see more from USA Today in surfacing editorial recommendations so these are you know pieces of content that editors and writers wrote and curated which we help engage consumers with instead of click back and go back to Facebook or search, we help uh consumers engage with the site that they are on and that’s a product that we uh, you know, we provide at no at no cost which is in many ways is like Shopify for the advertising space.

Right, like we’re providing the infrastructure that the open web needs to drive audience and engagement growth before even making a single dollar. On top of that, we have a revenue model where we’re um surfacing recommendations paid by advertisers and that’s very similar to how again Instagram is making uh revenue, and I think that’s the fundamental difference between Taboola to traditional advertising companies, which is we are a recommendation company first.

Brad Smith: Certainly. Ok, so I got to ask you about the traditional advertising model if you will. Uh going public at a time or entering the public markets at a time when Google has announced alternatives to third-party cookies and we know how instrumental that has been to serving up advertisements that are relevant for users and for companies to get their own message in front of the right people on the Internet as well. Would that at all impact your advertising operations at all?

Adam Singolda: So far we were fortunate to not seen uh the impact from that. I think again, going back to the fact that Taboola is a recommendation engine, the fact about half of the clicks on Taboola are globally - and these are tens of billions clicks are on editorial content, not on an ads, gives us a special level of relationship with more people care about when they consume the Internet. That’s something that Taboola has and is unique to us. The second thing is that remember, Taboola recommends both editorial as well as ads, side by side to editorial content, so there’s a huge contextual signal that comes from what is that you’re reading on. While you might never share with Facebook the things you truly care about, but further usually we will share with Facebook who we want people to think of ourselves. When you open your browser on your mobile device or when you watch cheddar, you’re consuming things that you really care about and that’s when we see you. So it is that open web editorial signal that I’m very excited about and I think advertisers love it. So that kind of helps us um be more resilient to uh third-party cookies, blocking and things of that nature.

Brad Smith: All right as long as nobody’s listening to me through my devices to get me some better content or advertisements I’m totally fine with this. Uh (laughs) Adam Singolda is the founder and CEO over at Taboola. Thanks so much for taking the time and congratulations again to you and the company.

Additional Information

This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL

CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations

Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

Caution About Forward-Looking Statements

This communication includes forward-looking statements. These forward-looking statements are based on Taboola’s and ION’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Taboola’s and ION’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Taboola or ION to predict these events or how they may affect Taboola or ION. Except as required by law, neither Taboola nor ION has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Taboola’s and ION’s future performance and cause results to differ from the forward-looking statements in this release include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; the outcome of any legal proceedings that may be instituted against ION or Taboola, the combined company or others following the announcement of the business combination; the inability to complete the business combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations; the ability to meet stock exchange listing standards following the consummation of the business combination; the risk that the business combination disrupts current plans and operations of ION or Taboola as a result of the announcement and consummation of the business combination; the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the business combination; changes in applicable laws or regulations; Taboola’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale Taboola’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in Taboola’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with Taboola’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of Taboola’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus dated October 1, 2020 relating to its initial public offering and in subsequent filings with the SEC, including the proxy statement relating to the business combination expected to be filed by ION.